UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)

Under the Securities Exchange Act of 1934

ELECTRAMECCANICA VEHICLES CORP.
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

284849205
(CUSIP Number)

copy to: Jerry Kroll 328 East 11th Avenue Vancouver, BC V5T 4W1 604.428.7656
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	284849205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jerry Kroll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,748,162(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
7,748,162(1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,748,162 common shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.47%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Consists of the following securities: (i) 3,675,000 common shares held directly; (ii) 1,331,636 common shares held indirectly through Ascend Sportmanagement Inc.; (iii) 2,732,728 stock options, of which 1,245,455 are exercisable at a price of CDN$0.30 per common share until June 11, 2022, 227,273 are exercisable at a price of CDN$0.80 per common share until December 9, 2022, 5,000 are exercisable at a price of CDN$2.00 per common share until February 17, 2024, 5,000 are exercisable at a price of $9.60 per common share until January 5, 2025, and 1,250,000 are exercisable at $2.45 per common share until August 4, 2026 and (iv) 8,798 deferred stock units.  Jerry Kroll has the sole power to vote or direct the vote, and to dispose or direct the disposition, of these securities.

(2) Calculated based on the aggregate of 119,784,490 common shares, which consists of 117,042,964  common shares outstanding as of November 9, 2021, 2,732,728 common shares that may be acquired on exercise of stock options exercisable and 8,798 common shares that may be acquired on exercise of deferred stock units, all within sixty days, pursuant to Rule 13d-3 of the Act.

CUSIP No.	284849205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascend Sportmanagement Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
Nil
	8	SHARED VOTING POWER
1,331,636(1)
	9	SOLE DISPOSITIVE POWER
Nil
	10	SHARED DISPOSITIVE POWER
1,331,636(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,331,636 common shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.14%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Jerry Kroll has the sole power to vote or direct the vote, and to dispose or direct the disposition, of these securities.

(2) Calculated based on 117,042,964 common shares issued and outstanding as of November 9, 2021.

This Schedule 13D is being filed on behalf of Jerry Kroll ("Kroll") and Ascend Sportmanagement Inc. ("Ascend" and, together with Kroll, collectively, the "Reporting Persons") relating to the common shares of Electrameccanica Vehicle Corp., a corporation existing under the laws of the Province of British Columbia (the "Issuer").

Item 1.  Security and Issuer

This Statement relates to the common shares (the "Shares") of the Issuer.  The principal executive offices of the Issuer are located at 102 East 1st Avenue, Vancouver, BC  V5T 1A4.

Item 2.  Identity and Background

This Statement is filed by the Reporting Persons.

Kroll, a director of the Issuer, has a residence address at Suite 1102 - 328 East 11th Avenue, Vancouver, BC  V5T 4W1 and is a citizen of Canada.

Ascend, a corporation existing under the laws of British Columbia, Canada, is a company that provides international sports marketing and management services.  Ascend's business address is Suite 1102 - 328 East 11th Avenue, Vancouver, BC  V5T 2T6.

None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-3 under the Act, by reason of his relationship with Ascend, Kroll may be deemed the beneficial owner of all of the Shares beneficially owned by Kroll.  Kroll and Ascend may be regarded as a group for purposes of Rule 13d-5 under the Act.

For information with respect to each executive officer and director of Ascend see Appendix A attached hereto which is specifically incorporated herein by reference in its entirety.

Item 3.  Source and Amount of Funds or Other Considerations

Since August 13, 2021, Ascend has sold the following Shares:

Date	Number of Shares Sold	Price Per Share	Proceeds ($)
August 25, 2021	41,848	3.4585	144,731.3080
August 26, 2021	41,848	3.455	144,584.8400
August 27, 2021	41,848	3.4843	145,810.9864
September 1, 2021	41,848	3.6222	151,581.8256
September 2, 2021	41,848	3.6403	152,339.2744
September 3, 2021	41,848	3.4843	145,810.9864
October 1, 2021	71,739	3.4049	244,264.1211
October 6, 2021	71,739	3.2514	233,252.1846
October 7, 2021	71,739	3.335	239,249.5650
October 8, 2021	71,739	3.3406	239,651.3034

October 13, 2021	71,739	3.4275	245,885.4225
October 14, 2021	71,739	3.4344	246,380.4216
October 15, 2021	71,745	3.4324	246,257.5380
November 17, 2021	19,187	3.7526	72,001.1362
November 18, 2021	19,187	3.4531	66,254.6297
November 19, 2021	19,187	3.5121	67,386.6627
November 22, 2021	19,187	3.2209	61,799.4083
November 23, 2021	19,187	3.0977	59,435.5699
November 24, 2021	19,187	3.1489	60,417.9443
November 26, 2021	19,187	3.0645	58,798.5615
November 29, 2021	19,187	3.0209	57,962.0083
November 30, 2021	19,187	2.9323	56,262.0401
December 1, 2021	19,187	2.8478	54,640.7386
December 2, 2021	19,187	2.7269	52,321.0303
December 3, 2021	19,187	2.8286	54,272.3482
December 6, 2021	19,187	2.7307	52,393.9409
December 7, 2021	19,187	2.8024	53,769.6488
December 8, 2021	19,187	2.8445	54,577.4215
December 9, 2021	19,187	2.7898	53,527.8926
December 10, 2021	19,187	2.7119	52,033.2253
December 13, 2021	19,187	2.6525	50,893.5175
December 14, 2021	19,187	2.6284	50,431.1108
December 15, 2021	19,187	2.5389	48,713.8743
December 16, 2021	19,187	2.5683	49,277.9721
December 17, 2021	19,187	2.5093	48,145.9391
December 20, 2021	19,187	2.4686	47,365.0282
December 21, 2021	19,187	2.5222	48,393.4514
December 22, 2021	19,187	2.5099	48,157.4513
December 23, 2021	19,187	2.5014	47,994.3618
Total	1,252,129		4,007,026.6907

Item 4.  Purpose of Transaction

The Reporting Persons disposed of the securities in order to monetize a portion of their investments in the Issuer.

As of the date hereof, except as described in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•

any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Shares set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Kroll	7,748,162(1)	6.47%(2)
Ascend	1,331,636	1.14%(3)

(1) Consists of the following securities: (i) 3,675,000 Shares held directly; (ii) 1,331,636 Shares held indirectly through Ascend; (iii) 2,732,728 stock options, of which 1,245,455 are exercisable at a price of CDN$0.30 per Share until June 11, 2022, 227,273 are exercisable at a price of CDN$0.80 per Share until December 9, 2022, 5,000 are exercisable at a price of CDN$2.00 per Share until February 17, 2024, 5,000 are exercisable at a price of $9.60 per Share until January 5, 2025, and 1,250,000 are exercisable at $2.45 per Share until August 4, 2026 and (iv) 8,798 deferred stock units.  Kroll has the sole power to vote or direct the vote, and to dispose or direct the disposition, of these securities.

(2) Calculated based on the aggregate of 119,784,490 Shares, which consists of 117,042,964 Shares outstanding as of November 9, 2021, 2,732,728 Shares that may be acquired on exercise of stock options exercisable and 8,798 common shares that may be acquired on exercise of deferred stock units, all within sixty days, pursuant to Rule 13d-3 of the Act.

(3) Calculated based on 117,042,964 Shares issued and outstanding as of November 9, 2021.

Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, Kroll has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 1,331,636 Shares owned by Ascend.

Ascend does not have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of any shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits and this Schedule 13D, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

10.1	Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2021	/s/ Jerry Kroll
Signature

Jerry Kroll
Name

Dated: December 23, 2021	ASCEND SPORTMANAGEMENT INC.

/s/ Jerry Kroll
Signature

Jerry Kroll, President and CEO
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).